Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

Annual and Special Meeting of Shareholders of Mountain

Province Diamonds Inc. (the “Corporation”)

June 11, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Obligations

Section 11.3

Matters Voted Upon

General Business

Outcome of Vote

1.	The election of the following nominees as directors of the Corporation:	Carried

(a)	Jonathan Comerford
(b)	Patrick Evans
(c)	Elizabeth J. Kirkwood
(d)	Carl Verley
(e)	David Whittle
(f)	Bruce Dresner
(g)	Peeyush Varshney

2.	The reappointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation and to authorize the directors to fix the auditor’s remuneration.	Carried

Special Business

3.	Re-approval, confirmation and ratification of the Shareholder Rights Plan.	Carried

4.	Approval, confirmation and ratification of a by-law amendment providing for advance notice of nominations of directors by shareholders in certain circumstances.	Carried

Dated at Toronto, as of the 11th day of June, 2013.

MOUNTAIN PROVINCE DIAMONDS INC.

(signed) “Bruce Ramsden”

Per: BRUCE RAMSDEN

Chief Financial Officer and Corporate Secretary